Annual Consolidated Financial Statements of Alithya Group inc. For the years ended March 31, 2024 and 2023

Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Alithya Group inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alithya Group inc. (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2024 and 2023, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2024 and 2023, and its consolidated results of operations and its consolidated cash flows for the years ended March 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment test of goodwill

As discussed in Note 9 of the consolidated financial statements, the goodwill balance as of March 31, 2024 was $166.5 million. As discussed in Note 3 of the consolidated financial statements, goodwill is tested for impairment annually as of March 31, or more frequently, should events or changes in circumstances indicate that it may be impaired. An impairment loss is recognized if the carrying amount of the CGU exceeds its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value in use and its fair value less cost of disposal. Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues and selling, general and administration expenses ("SG&A") applied in the determination of the Company’s three year net operating cash flow forecast, the estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast, and the pre-tax value weighted average cost of capital ("WACC") applied in the determination of the present value of the net operating cash flow forecast. Key assumptions of the individual CGUs’ fair value less cost of disposal include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of forecasted Adjusted EBITDA, and an implied market multiple applied to forecasted Adjusted EBITDA.

We identified the impairment test of goodwill as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the above noted assumptions used in determining the individual CGUs’ value-in-use. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the CGUs and the valuation of goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s valuation of goodwill process, including controls related to (1) determining the three-year net operating cash flow forecast and estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast; and, (2) determining the WACC applied in the determination of the present value of the net operating cash flow forecast. We evaluated each year of the three-year net operating cash flow forecast by comparing them to historical actual results and assessed adjustments made to historical actual results through independent corroboration. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating revenue growth rates applied in the determination of the Company’s three year net operating cash flow forecast to publicly available growth rate estimates for comparable companies; (2) evaluating estimated long-term growth rates of net operating cash flows compared to economic data; and, (3) evaluating the WACC assumption by comparing it against discount rate ranges that were independently developed using publicly available market data for comparable companies.

Revenue recognition for fixed-fee and time and material arrangements applying the input method

As discussed in Note 23 of the consolidated financial statements, revenue from fixed fee arrangements and time and material arrangements applying the input method for the year ended March 31, 2024 were $63.5 million and $106.8 million, respectively. As discussed in Note 3 of the consolidated financial statements, revenues from fixed fee arrangements, and time and material arrangements where contractual billings do not correspond with the value provided to the client and where the outcome of the arrangements can be estimated reliably, are recognized over time based on the measure of progress towards completion. The measure of progress towards completion is determined by comparing labour costs incurred to date to total expected labor costs to complete the service, to arrive at an estimate of the percentage of revenue earned to date. The determination of total expected labor costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labor mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.

We identified revenue recognition for fixed-fee and time and material arrangements applying the input method as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the total expected labor costs to complete estimates applied to arrive at an estimate of the percentage of revenue earned to date because of the subjective nature of the estimate.

The following are the primary procedures we performed to address this critical audit matter. For a sample of contracts which are uncompleted at the reporting date, we (1) obtained and read customer arrangements and change orders, when applicable, to understand the contract scope and key terms; (2) evaluated the identification of factors that can affect total expected labor costs to complete, including, but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labor mix and rates, previously unidentified complexities in service delivery, or potential claims from customers; (3) interviewed operational personnel as to the status of projects to evaluate progress to date, the estimate of total labour costs to complete, and factors that can affect total expected labor costs to complete; (4) performed a comparison of total labor costs incurred and the total expected labor costs to complete at the reporting date, to the originally estimated labour costs; and, (5) performed a comparison of actual labor costs incurred for the month subsequent to year-end to expected labor costs to complete estimates as at period end.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Montréal, Canada
June 12, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Alithya Group inc.

Opinion on Internal Control Over Financial Reporting

We have audited Alithya Group inc.’s (the "Company") internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2024 and 2023, and the related notes (collectively, the "consolidated financial statements"), and our report dated June 12, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the control activities in the Company’s revenue processes has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the "Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting" section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2024. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
June 12, 2024

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended March 31,
(in thousands of Canadian dollars, except per share data)		2024	2023
	Notes	$	$
Revenues	23	491,125	522,701
Cost of revenues	19	341,815	370,927
Gross margin		149,310	151,774

Operating expenses
Selling, general and administrative expenses	19	121,558	126,522
Business acquisition, integration and reorganization costs	20	3,384	18,079
Depreciation	19	5,913	6,536
Amortization of intangibles	8	23,095	27,497
Foreign exchange loss		102	159
		154,052	178,793
Operating loss		(4,742)	(27,019)
Net financial expenses	21	11,857	9,335
Loss before income taxes		(16,599)	(36,354)
Income tax expense (recovery)
Current	12	317	569
Deferred	12	(256)	(6,826)
		61	(6,257)
Net loss		(16,660)	(30,097)

Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(4)	5,557
		(4)	5,557
Comprehensive loss		(16,664)	(24,540)

Basic and diluted loss per share	17	(0.17)	(0.32)

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2024	2023
	Notes	$	$
Assets
Current assets
Cash		8,859	22,583
Accounts receivable and other receivables	5	98,808	92,453
Unbilled revenues		14,937	23,420
Tax credits receivable		9,942	9,944
Prepaids		7,069	7,680
		139,615	156,080
Non-current assets
Tax credits receivable		10,938	12,108
Other assets		2,267	1,111
Property and equipment	6	4,590	8,724
Right-of-use assets	7	5,606	9,353
Intangibles	8	81,273	104,335
Deferred tax assets	12	5,715	5,997
Goodwill	9	166,493	166,393
		416,497	464,101

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	10	74,917	91,263
Deferred revenues		25,293	22,275
Current portion of lease liabilities	7	4,136	3,873
Current portion of long-term debt	11	12,687	12,808
		117,033	130,219
Non-current liabilities
Contingent consideration	4	4,082	7,037
Long-term debt	11	104,695	114,382
Lease liabilities	7	7,384	14,643
Deferred tax liabilities	12	8,099	8,632
		241,293	274,913
Shareholders' equity
Share capital	13	312,409	311,967
Deficit		(157,370)	(141,481)
Accumulated other comprehensive income		4,606	4,610
Contributed surplus		15,559	14,092
		175,204	189,188
		416,497	464,101
Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, (in thousands of Canadian dollars, except share data)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus (a)	Total
		Number	$	$	$	$	$
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(16,660)	—	—	(16,660)
Other comprehensive loss		—	—	—	(4)	—	(4)
Total comprehensive loss		—	—	(16,660)	(4)	—	(16,664)
Share-based compensation	14	—	—	—	—	2,764	2,764
Share-based compensation granted on business acquisitions	14	—	—	—	—	2,099	2,099
Share-based compensation related to contingent consideration, granted on business acquisition, to be settled in shares	20	—	—	—	—	(865)	(865)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	13	622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation	13	(493,878)	(1,724)	771	—	—	(953)
Issuance of Subordinate Voting Shares from exercise of stock options	13,14	2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of DSUs	13,14	73,682	201	—	—	(201)	—
Issuance of Subordinate Voting Shares from settlement of RSUs	13,14	14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation	14	—	—	—	—	(371)	(371)
Total contributions by shareholders		219,432	442	771	—	1,467	2,680
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204

Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(30,097)	—	—	(30,097)
Other comprehensive income		—	—	—	5,557	—	5,557
Total comprehensive income (loss)		—	—	(30,097)	5,557	—	(24,540)
Share-based compensation	14	—	—	—	—	3,745	3,745
Share-based compensation granted on business acquisitions	14	—	—	—	—	2,995	2,995
Share-based compensation related to contingent consideration, granted on business acquisition, to be settled in shares (a)	4, 20	—	—	—	—	2,120	2,120
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	13	738,382	1,708	—	—	(1,708)	—
Issuance of Subordinate Voting Shares in consideration of the acquisition of Datum, net of share issuance costs	4, 13	1,867,262	5,528	—	—	—	5,528
Issuance of Subordinate Voting Shares in consideration of the acquisition of Trafic 3W inc., net of share issuance costs	4, 13	83,449	276	—	—	—	276
Shares purchased for cancellation	13	(371,525)	(1,303)	270	—	—	(1,033)
Issuance of Multiple Voting Shares from exercise of stock options	13,14	152,632	536	—	—	(190)	346
Total contributions by shareholders		2,470,200	6,745	270	—	6,962	13,977
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188

(a) The Company reclassified comparative figures as at March 31, 2023 in order to correct an immaterial balance sheet presentation misstatement resulting in an increase in contributed surplus and a decrease in contingent consideration in the amount of $2,120,000.
The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended March 31,
(in thousands of Canadian dollars)		2024	2023
	Notes	$	$

Operating activities
Net loss		(16,660)	(30,097)
Items not affecting cash
Depreciation and amortization		29,008	34,033
Contingent consideration	20	(3,827)	9,157
Net financial expenses	21	11,857	9,335
Share-based compensation	14	4,863	6,740
Unrealized foreign exchange loss (gain)		153	(318)
Realized foreign exchange (gain) loss on repayment of long-term debt		(26)	861
Impairment of property and equipment and right-of-use assets	19, 20	1,462	3,697
Settlement of RSUs	14	(371)	—
Other		(290)	—
Deferred taxes	12	(256)	(6,826)
		25,913	26,582
Changes in non-cash working capital items	22	(10,244)	2,300
Net cash from operating activities		15,669	28,882

Investing activities
Additions to property and equipment	6	(746)	(1,736)
Additions to intangibles	8	(41)	(849)
Restricted cash		—	3,254
Business acquisitions, net of cash acquired	4	—	(14,397)
Net cash used in investing activities		(787)	(13,728)

Financing activities
Increase in long-term debt, net of related transaction costs	18	148,340	98,682
Repayment of long-term debt	18	(159,110)	(97,518)
Exercise of stock options	13	6	346
Repayment of lease liabilities, including lease termination costs	7	(5,813)	(3,653)
Share issue costs	13	—	(29)
Shares purchased for cancellation	13	(953)	(1,033)
Financial expense paid	21	(11,047)	(8,121)
Net cash used in financing activities		(28,577)	(11,326)

Effect of exchange rate changes on cash		(29)	1,100
Net change in cash		(13,724)	4,928
Cash, beginning of year		22,583	17,655
Cash, end of year		8,859	22,583
Cash paid (included in cash flow from operating activities)
Income taxes paid		601	411

The accompanying notes are an integral part of these consolidated financial statements

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 12, 2024.
Basis of measurement
These consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
3. MATERIAL ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.
All intercompany balances and transactions, and any unrealized income and expenses arising from intracompany transactions, are eliminated on consolidation.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
The Company’s principal subsidiaries are as follows:

		2024	2023
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada Inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%	100%
Alithya Ranzal LLC	Delaware, USA	100%	100%
Alithya Zero2Ten, Inc.	Delaware, USA	100%	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%	100%
Vitalyst, LLC	Delaware, USA	100%	100%
Datum Consulting Group, LLC	Indiana, USA	100%	100%
Alithya France SAS	France	100%	100%
DCG Team UK Limited	United Kingdom	100%	100%
Datum Consulting Group Australia Pty Limited	Australia	100%	100%
Alithya Numérique Maroc SARLAU	Morocco	100%	100%
Datum Cybertech India Pvt Ltd.	India	100%	100%

TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of operations.
Foreign operations
Assets and liabilities of each entity with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at average exchange rates over the reporting period. Exchange differences are recognized in other comprehensive income in the currency translation reserve in equity.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
SEGMENTED REPORTING
Segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing the performance of the reportable segments.
A company shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.
The Company has three operating and reportable segments based on geography: Canada, U.S. and International.
REVENUE RECOGNITION, UNBILLED REVENUES AND DEFERRED REVENUES
The Company generates revenue in the areas of information technology, principally through strategic consulting, enterprise transformation and business enablement services. These services are provided under various arrangements as defined below.
Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised services to its customers, including variable consideration, such as discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included in the transaction price only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time, the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.
The Company enters into arrangements with multiple performance obligations which typically include consulting services, post-contract support (including maintenance), and software. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company has determined standalone selling prices for:
•consulting services based on a stated and consistent rate per hour range in standalone transactions;
•post-contract support based on observable prices for standalone renewals; and
•software through consistent stated rates for software components.
Certain of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approvals may be written, oral or implied by customary business practices, and are legally enforceable. The Company accounts for modifications as a separate contract if the modifications add distinct services that are priced commensurate with standalone selling prices or if the remaining services are distinct from those already transferred, otherwise modifications are accounted for as part of the original contract. When the contract modification is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.
Time and materials arrangements
Revenue from strategic consulting and enterprise transformation services, including enterprise applications implementation, under time and materials arrangements is recognized as the services are rendered. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are recognized on an hourly basis.
Time and materials arrangements where contractual billings do not correspond with the value provided to the client are recognized based on the accounting policies for fixed-fee arrangements as defined below.
Fixed-fee arrangements
Revenue from enterprise transformation services, including enterprise applications implementation, under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized over time based on the measure of progress determined by the Company's efforts or inputs towards satisfying the performance obligation relative to the total expected inputs (the "Input Method") as it fulfills its performance obligations in line with contracted terms. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs to complete the service, which are compared to labour costs incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable. For certain contracts, the Company recognizes revenue based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Business enablement services
Managed services revenue is generated through a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over the contract term, either on a straight-line basis or based on usage.
Subscriptions to learning services, which are available to customers at any time with unlimited use, are recognized over time, on a straight-line basis, over the contract term.
Software revenue is generated in part from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Company is delivered electronically. For software that is delivered electronically, the Company considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Third party software and maintenance revenue is recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Company.
Company created software, and the associated maintenance, is reported on a gross basis and revenue is recognized at the point in time when it is distinct from the maintenance and support, otherwise it is recognized over the contractual term. Revenue from the sale of Company created software from software as a service ("SaaS") is recognized on a straight-line basis as the Company stands ready to provide customers with continuous access to its software over the contractual term. For a SaaS arrangement with a fee structure based upon customer usage and priced at a fixed rate for usage, the Company recognizes revenue over the contractual term based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated incremental costs, including direct labour, material and an allocation of other costs that relate directly to fulfilling contracts exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded under performance obligations in customer contracts in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Unbilled revenues and deferred revenues
Amounts recognized as revenue in excess of billings are classified as unbilled revenues. Amounts received in advance of the performance of services are classified as deferred revenues when the Company has an unconditional right to invoice.
FINANCIAL INSTRUMENTS
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Classification and initial measurement of financial assets
All financial assets of the Company are classified into the amortized cost category. The classification is determined by both:
•the entity’s business model for managing the financial asset; and
•the contractual cash flow characteristics of the financial asset.
Except for those accounts receivable and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs, where applicable.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial expense, except for impairment of accounts receivable and other receivables, which is presented within selling, general and administrative expenses.
Subsequent measurement of financial assets at amortized cost
After initial recognition, all financial assets are measured at amortized cost using the effective interest method, less any impairment. Discounting is omitted where the effect of discounting is immaterial.
Impairment of accounts receivable and other receivables and unbilled revenues
The Company uses the simplified approach to measure the estimated credit loss for accounts receivable and other receivables and unbilled revenues and accordingly records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.
The Company assesses impairment of accounts receivable and other receivables and unbilled revenues based on days past due on a collective basis as customers with similar payment delays possess shared credit risk characteristics. The Company also assesses impairment of accounts receivable and other receivables and unbilled revenues on a customer-by-customer basis based on specific risks identified.
The Company considers a financial asset in default when contractual payments are considered past due and at risk depending on the various economic and asset-specific factors, or if it becomes probable that a customer will enter bankruptcy or other insolvency proceedings.
Classification and measurement of financial liabilities

All financial liabilities of the Company are initially measured at fair value, and where applicable, adjusted for transaction costs and subsequently measured at amortized cost using the effective interest method.
All interest-related charges are reported in the consolidated statements of operations within financial expenses.
EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to the holders of the Subordinate Voting Shares and Class B multiple voting shares (the “Multiple Voting Shares“) (together the “Shares”) by the weighted average number of Shares outstanding during the period.
Diluted earnings (loss) per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and deferred, restricted and performance share units.
GOVERNMENT ASSISTANCE
Certain subsidiaries are eligible for government assistance programs, in different jurisdictions, in the form of grants and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. The government assistance is treated as a reduction in the cost of the qualifying expenditure.
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying and quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Company. Management estimates the amounts to be received under these programs. Final government assistance received following examinations and audits could be different from amounts recorded.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
PROPERTY AND EQUIPMENT (“P&E”)
Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
LEASES
The Company as a lessee
For any new contracts entered into, the Company considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an identified asset (the underlying asset) for a period of time in exchange for consideration”.
Measurement and recognition of leases as a lessee
At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. The Company also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments related to non-lease components, mostly made of common area maintenance fees, are excluded from the lease liabilities and are recorded as an expense over the lease term.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest, which are recorded as part of net financial expenses. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements and internal-use business solutions, software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, non-compete agreements, internal-use business solutions, software licenses and tradenames acquired through business combinations are initially recorded at their fair value. The Company amortizes its intangible assets using the straight-line method as follows :

	Method	Period
Customer relationships	Straight line	3 - 10 years
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
GOODWILL
Goodwill arises on business acquisitions accounted for under the acquisition method and represents the excess of consideration transferred over the fair value of the Company's share of the net identifiable assets acquired and liabilities assumed of the acquired entity at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
IMPAIRMENT OF P&E, RIGHT-OF-USE ASSETS, INTANGIBLES AND GOODWILL
Timing of impairment testing
The carrying amounts of the Company's P&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use are tested for impairment at least annually as at March 31.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Impairment testing
The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use and which are largely independent of the cash inflows of other assets or groups of assets (the "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.
Reversal of Impairment
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
Business acquisition, integration and reorganization costs are comprised of transaction costs related to business acquisitions, whether successful or not, costs of integrating acquired businesses including redundant rent, gains or losses on lease modifications, impairment of right-of-use assets from previous business combinations, gains or losses on disposal of non-core assets, transition costs relating to system integrations, contingent consideration as well as employee compensation related to business acquisitions and severance resulting from integrations and significant changes in management structure.
Reorganization costs, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions may consist of litigation and claim provisions arising in the ordinary course of business.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
SHARE CAPITAL
Subordinate Voting Shares and Multiple Voting Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity, net of any tax effects.
Normal course issuer bid (“NCIB”)
When the Company purchases its Subordinate Voting Shares for cancellation through its NCIB, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to the deficit.
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's gross salary. The Company’s contributions to the plan are recognized as salaries within cost of revenues and selling, general and administrative expenses.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Long-term incentive plan ("LTIP") and share unit plan (“SUP”), (together the “Incentive Plans”)
The Company operates a LTIP for eligible employees and directors of the Company which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle RSUs and PSUs in cash.
The Company also operates a SUP for eligible employees of the Company. Under this plan, eligible employees may elect to receive up to 50% of their annual bonus in DSUs and/or RSUs (“Bonus DSUs/RSUs”) with the Company granting additional DSUs/RSUs equal to 25% of the Bonus DSUs/RSUs. The SUP also provides for the grant of discretionary DSUs and/or RSUs. The Board, at its discretion, may elect to settle DSUs and RSUs in cash.
The Company accounts for all grants as equity-settled awards as the Board intends to settle awards issued under the LTIP through the issuance of share capital and under the SUP through Subordinate Voting Shares purchased on the TSX.
The share-based payment expense is recognized in selling, general and administrative expenses with a corresponding adjustment through contributed surplus over the vesting period based on the grant date fair value of the award. Forfeitures, which are estimated at the time of grant, are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its respective vesting period.
For stock options, the grant date fair value is measured using the Black-Scholes option pricing model. Any consideration paid by participants on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.
For RSUs and DSUs, the grant date fair value is measured at the fair value of the underlying Subordinate Voting Share as at the grant date. For bonus DSUs/RSUs under the SUP, the fair value of the share-based expense is based on 125% of the fair value of the bonus elected to be settled as DSUs and/or RSUs, with a corresponding adjustment through contributed surplus. An expense is recognized over the vesting period as share-based payments within selling, general and administrative expenses, with a corresponding amount recognized in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of units for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the units of awards that do meet the related service and non-market performance conditions at the vesting date.
The terms and conditions of each grant of PSUs, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions as at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The determination as to whether the performance goals have been achieved is made by the Board.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to share capital.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Data Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee and time and material arrangements applying the input method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA (as defined in note 26) and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to note 9 for additional information on the assumptions used.
Business acquisitions – The fair values allocated to identifiable intangible assets acquired as part of a business acquisition are based on management assumptions, including assumptions that would be made by market participants acting in their economic best interest. The Company develops the fair value of identifiable intangible assets acquired by using appropriate valuation techniques which are generally based on discounted future expected cash flows. Key assumptions applied in the determination of the acquisition date fair values of identifiable intangible assets acquired as part of a business acquisition include forecasted cash flows attributable to the asset, discount rates and, when applicable, attrition rates.
Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed twelve months. All other subsequent changes are recognized in the consolidated statements of operations.
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDED MARCH 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The Company has updated its accounting policy information disclosures in these annual consolidated financial statements for the year ended March 31, 2024.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendment of IAS 8 had no impact on the Company’s annual consolidated financial statements for the year ended March 31, 2024.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The Company has updated its disclosures in these annual consolidated financial statements for the year ended March 31, 2024. The adoption of these amendments resulted in a $4,907,000 gross-up presentation of the lease liability deferred tax asset and right-of-use deferred tax liability as at March 31, 2023, for note disclosure purposes, with no impact on the net amount of deferred tax liability recognized.
FUTURE ACCOUNTING STANDARDS CHANGES
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. On October 31, 2022, the IASB issued Non-current liabilities with covenants (Amendment to IAS 1) to clarify that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss
•Introduction of requirements to improve aggregation and disaggregation
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
4. BUSINESS COMBINATIONS
Business combinations realized in the fiscal year ended March 31, 2023
Datum
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates") (note 11).
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration is recognized as employee compensation on business acquisition, over three years (note 20).
The deferred share consideration is recognized as share-based compensation to an employee, over three years (note 14).
The potential earn-out consideration is payable in cash (75%) and by Subordinate Voting Shares (25%), with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS COMBINATIONS (CONT'D)
On March 31, 2023, an amending agreement to the equity purchase agreement was executed wherein the condition for employment for the payment of the potential earn-out was removed (the “Earn-out Amendment”).
As a result of the Earn-out Amendment, a contingent consideration liability in the amount of $7,037,000 (US$5,202,000), representing the portion payable in cash, and contributed surplus in the amount of $2,120,000, representing the portion to be settled in shares, for a total expense of $9,157,000, was recorded as at March 31, 2023, representing the present value of the expected payout amount for the potential earn-out over the next three years. The contingent consideration expense is recorded in business acquisition, integration and reorganization costs (note 20).
The portion of the contingent consideration to be settled in shares is adjusted to reflect the number of awards for which the non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the non-market performance conditions at the vesting dates.
The fair value of the assets acquired and liabilities assumed, and the purchase consideration’s valuation were completed on March 31, 2023.
On March 31, 2024, management’s best estimate of the earn-out settlement amount was reviewed, resulting in a recovery of $3,827,000, in aggregate, which was recorded in business acquisition, integration and reorganization costs (note 20), with a corresponding adjustment to contingent consideration liability and contributed surplus.
For the year ended March 31, 2023, the Company incurred acquisition-related costs pertaining to the Datum Acquisition of approximately $1,369,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS COMBINATIONS (CONT'D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum	$

Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles (note 7)	24,070
Goodwill (note 8)	13,696
Total assets acquired	45,768

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	6,398
Total liabilities assumed	11,733

Net assets acquired	34,035

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS COMBINATIONS (CONT'D)
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares (note 13)	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000) (note 11)	11,053
Total consideration transferred	34,035

Datum's contribution to the Company’s results
For the year ended March 31, 2023, the Datum business contributed revenues of approximately $16,326,000 and a loss before income taxes in the amount of $15,762,000, including amortization, primarily related to the acquired customer relationships, of $5,658,000, contingent consideration of $9,157,000, share-based compensation granted on business acquisitions of $2,644,000, and acquisition and integration costs of $2,099,000.

If the acquisition had occurred on April 1, 2022, pro-forma consolidated revenues and loss before income taxes for the year ended March 31, 2023 would have been $526,492,000 and $38,991,000, respectively. These amounts have been calculated using Datum’s results and adjusting for:
•differences in accounting policies between the Company and Datum;
•the removal of transaction costs incurred by Datum from April 1, 2022 to June 30, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2022.
Trafic 3W inc.
On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. (the “Trafic3W Acquisition”) for total consideration of $2,005,000, comprised of cash, in the amount of $900,000, and a balance of purchase price payable in the amount of $1,105,000.
The actual amount paid at acquisition, net of the cash acquired in the amount of $86,000, was $814,000, for a total consideration transferred of $1,919,000. The purchase price was mostly allocated to intangible assets and goodwill, in the amount of $455,000 and $1,270,000 respectively. Intangible assets acquired at the date of acquisition consisted of customer relationships and goodwill, allocated to the Canada CGU.
The balance of purchase price payable was settled in October 2022 with the issuance of 83,449 Subordinate Voting Shares, for a total value of $281,000, and the balance, in the amount of $824,000, was paid cash.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2024	2023
	$	$
Trade accounts receivable, net of allowance for estimated credit loss	98,346	90,007
Other receivables	462	2,446
	98,808	92,453

6. PROPERTY AND EQUIPMENT

As at	March 31, 2024				March 31, 2023
	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Opening cost	1,725	6,792	8,081	16,598	1,874	4,925	8,494	15,293
Additions	174	550	22	746	89	1,321	326	1,736
Additions through business acquisitions (note 4)	—	—	—	—	—	55	—	55
Disposals / retirements	(325)	—	(2,125)	(2,450)	(325)	(13)	(758)	(1,096)
Foreign currency translation adjustment	(2)	17	4	19	87	504	19	610
Ending cost	1,572	7,359	5,982	14,913	1,725	6,792	8,081	16,598
Opening accumulated depreciation	651	3,829	3,394	7,874	448	2,083	2,350	4,881
Depreciation expense	448	1,884	1,006	3,338	280	1,344	1,183	2,807
Impairment	260	—	1,296	1,556	164	5	605	774
Disposals / retirements	(325)	—	(2,125)	(2,450)	(325)	(13)	(758)	(1,096)
Foreign currency translation adjustment	1	4	—	5	84	410	14	508
Ending accumulated depreciation	1,035	5,717	3,571	10,323	651	3,829	3,394	7,874
Net carrying amount	537	1,642	2,411	4,590	1,074	2,963	4,687	8,724

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31,
	2024	2023
	$	$
Beginning balance	9,353	15,146
Additions	557	428
Depreciation	(2,575)	(3,729)
Impairment (a)	(1,272)	(2,923)
Derecognition (b)	(448)	—
Exchange rate effect	(9)	431
Net carrying amount	5,606	9,353

(a) During the year ended March 31, 2024, the Company recorded impairment charges against certain real estate right-of-use assets, in the context of an on-going review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint, realize synergies and improve the cost structure of the combined business. As a result, an impairment charge of $1,272,000 (2023 - $1,984,000) is presented in selling, general and administrative expenses and nil (2023 - $939,000) is presented in integration costs.
(b) During the year ended March 31, 2024, the Company entered into an agreement to sublease a portion of its office space to a subtenant. The sublease resulted in the derecognition of the right-of-use asset associated with the office space and the recognition of a short-term and a long-term lease receivable, included in accounts receivable and other receivables and other assets, respectively, in the aggregate amount of $1,033,000 (2023 - $103,000).
Lease liabilities

As at	March 31,
	2024	2023
	$	$
Beginning balance	18,516	21,263
Additions	557	428
Lease payments	(5,617)	(4,478)
Lease interest	664	825
Remeasurement	(2,593)	—
Exchange rate effect	(7)	478
Ending balance	11,520	18,516
Current portion	4,136	3,873
	7,384	14,643

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. LEASES (CONT’D)
Contractual lease payments under the lease liabilities as at March 31, 2024 are as follows:

As at	March 31, 2024
$
Less than one year	4,559
One to two years	2,750
Two to five years	3,981
More than five years	1,325
Total undiscounted lease payments at period end	12,615

Amounts recognized in net loss

Year ended	March 31,
	2024	2023
	$	$
Interest on lease liabilities	664	825

Total cash outflows for leases, including non-lease components, for the years ended March 31, 2024 and 2023 were $7,209,000 and $6,801,000, respectively.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. INTANGIBLES

As at	March 31, 2024					March 31, 2023
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Opening cost	163,208	15,812	2,841	7,733	189,594	145,966	4,989	—	6,886	157,841
Additions, purchased	—	41	—	—	41	—	93	—	—	93
Additions through business acquisition (note 4)	—	—	—	—	—	11,525	9,782	2,703	515	24,525
Additions, internally generated	—	—	—	—	—	—	756	—	—	756
Disposals / retirements	—	—	—	—	—	—	(454)	—	—	(454)
Foreign currency translation adjustment	89	13	3	5	110	5,717	646	138	332	6,833
Ending cost	163,297	15,866	2,844	7,738	189,745	163,208	15,812	2,841	7,733	189,594
Opening accumulated amortization	74,135	6,279	—	4,845	85,259	49,958	2,741	—	3,215	55,914
Amortization	17,304	4,279	—	1,512	23,095	22,183	3,843	—	1,471	27,497
Disposals / retirements	—	—	—	—	—	—	(454)	—	—	(454)
Foreign currency translation adjustment	91	20	—	7	118	1,994	149	—	159	2,302
Ending accumulated amortization	91,530	10,578	—	6,364	108,472	74,135	6,279	—	4,845	85,259
Net carrying amount	71,767	5,288	2,844	1,374	81,273	89,073	9,533	2,841	2,888	104,335

(a) Tradenames are allocated to the Data Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL

As at	March 31, 2024
	Canada	France	EPM	ERP	Data Solutions (b)	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	78,405	136	9,592	63,867	14,393	—	166,393
Foreign currency translation adjustment	—	(1)	11	74	16	—	100
Net carrying amount	78,405	135	9,603	63,941	14,409	—	166,493

As at	March 31, 2023
	Canada	France	EPM	ERP	Data Solutions (b)	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	77,135	128	8,852	29,005	—	30,968	146,088
Business acquisition (note 4)	1,270	—	—	—	13,696	(1,049)	13,917
Allocation (a)	—	—	—	29,919	—	(29,919)	—
Foreign currency translation adjustment	—	8	740	4,943	697	—	6,388
Net carrying amount	78,405	136	9,592	63,867	14,393	—	166,393

(a) During the year ended March 31, 2023, upon completion of the purchase price allocation, the Company allocated the goodwill from the Vitalyst Acquisition to the ERP CGU for the purpose of impairment testing.
(b) Data Solutions is the CGU that relates to the goodwill from the Datum Acquisition for the purpose of impairment testing.
The Company completed annual impairment tests as at March 31, 2024 and 2023 and concluded that no impairment occurred.
In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of each CGU was determined based on the value-in-use calculations, with the exception of the ERP CGU, whose recoverable amount, for the year ended March 31, 2023, was determined based on the fair value less costs of disposal method. The value-in-use calculations covered a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows of each CGU is determined by applying a suitable pre-tax WACC reflecting current market assessments of the time value of money and the CGU-specific risks.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)
Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2024
	Canada	France	EPM	ERP	Data Solutions
	%	%	%	%	%
Pre-tax WACC	13.8	19.4	17.7	17.8	18.9
Long-term growth rate of net operating cash flows (c)	1.8	1.4	1.9	1.9	1.9

As at	March 31, 2023
	Canada	France	EPM	ERP	Data Solutions
	%	%	%	%	%
Pre-tax WACC	14.3	20.2	18.4	N/A	19.1
Long-term growth rate of net operating cash flows (c)	1.9	1.5	1.8	N/A	1.8

(c) The long-term growth rate is based on published industry research.
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, for the years ended March 31, 2024 and 2023, assuming all other variables remain constant, would result in the recoverable amounts being equal to the carrying amounts.

As at	March 31, 2024
	Incremental increase in pre-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	228	296
France	444	711
EPM (d)	4,078	—
ERP	323	458
Data Solutions	285	386

(d) The recoverable amount of the EPM CGU is not sensitive to its long-term growth rate assumption.

As at	March 31, 2023
	Incremental increase in pre-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	165	218
France	2,224	5,839
EPM	98	146
ERP (e)	N/A	N/A
Data Solutions	1,795	3,335

(e) Excluding the ERP CGU, whose recoverable amount, for the year ended March 31, 2023, was determined based on the fair value less costs of disposal method.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)
Furthermore, a decrease of 18% in the three year net operating cash flows would result in the recoverable amounts being equal to the carrying amounts for the Canada and ERP CGUs (March 31, 2023 - 13% for the Canada CGU).
Recoverable amount of the ERP CGU for the year ended March 31, 2023
For the year ended March 31, 2023, the Company determined the recoverable amount of the ERP CGU based on the fair value less costs of disposal method. The fair value of the ERP CGU was based on a multiple applied to Adjusted EBITDA (as defined in note 26), which considers financial forecasts approved by management (level 3 of the fair value hierarchy as per note 25). The key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of forecasted Adjusted EBITDA, and an implied market multiple of 11 applied to forecasted Adjusted EBITDA. The Adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of the future Adjusted EBITDA and were based on historical data from external and internal sources.
For the year ended March 31, 2023, the key assumptions related to ERP CGU, if changed, could have caused the carrying amount to exceed its recoverable amount. Varying the assumptions in the values of the recoverable amount calculation, individually, as indicated below, for the year ended March 31, 2023, assuming all other variables remain constant, would result in the recoverable amount being equal to the carrying amount.

	Incremental decrease in Adjusted EBITDA margin	Incremental decrease in Adjusted EBITDA multiple
	Basis points	Multiple
ERP	231	2.4

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31,
	2024	2023
	$	$
Trade payable	41,751	53,357
Accrued compensation	27,458	33,835
Consumption taxes payable	5,708	4,071
	74,917	91,263

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	March 31,
	2024	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	81,073	82,512
Secured loans (b)	8,537	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,436,000 (US$6,230,000) (March 31, 2023 - $12,641,000 (US$9,345,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,218,000 (US$3,115,000), maturing on July 1, 2025	8,172	11,993
Unamortized transaction costs (net of accumulated amortization of $215,000 and $1,184,000)	(400)	(507)
	117,382	127,190
Current portion of long-term debt	12,687	12,808
	104,695	114,382

(a) On December 22, 2023, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”). The Agreement increased the existing available Credit Facility to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility now matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, but the term of the Credit Facility cannot exceed three years.
As at March 31, 2024, the amount outstanding under the Credit Facility includes $71,773,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$53,000,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,708,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same security and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2024 and 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. LONG-TERM DEBT (CONT’D)
(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			March 31,
			2024	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1,00%	—	8,719
2023	March 31, 2025	Prime rate + 1,25%	8,537	4,473
			8,537	13,192

The maximum amount that can be financed for the 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $10,670,000. The loans are secured by a first ranking hypothec on the universality of the Company’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) On March 13, 2024, the Company entered into an amended agreement. The maturity of the subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, was extended from October 1, 2025 to October 1, 2026 and the loans are now renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears interest at fixed rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at March 31, 2024 and 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES
Income tax expense (recovery) for the year is as follows:

Year ended	March 31,
	2024	2023
Current tax expense:	$	$
Current tax expense for the year	317	569

Deferred tax recovery:
Recognition of previously unrecognized tax benefits related to tax losses	—	(6,470)
Origination and reversal of temporary differences	(256)	(356)
Total deferred tax recovery	(256)	(6,826)
Total income tax expense (recovery)	61	(6,257)

The Company’s effective income tax rate differs from the combined statutory tax rate as follows:

Year ended	March 31,
	2024		2023
	%	$	%	$
Loss before income taxes		(16,599)		(36,354)
Company's statutory tax rate	26.5	(4,399)	26.5	(9,634)
Non-deductible share-based compensation expense	(6.7)	1,113	(3.1)	1,112
Other non-deductible and tax exempt items	3.0	(496)	(8.8)	3,198
Change in unrecognized deferred tax assets	(21.7)	3,600	0.7	(247)
Other	(1.5)	243	1.9	(686)
Effective income tax rate	(0.4)	61	17.2	(6,257)

The Company’s applicable statutory tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.
Deferred income tax assets and liabilities
The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2024	2023
	$	$
Deferred tax liabilities	(8,099)	(8,632)
Deferred tax assets	5,715	5,997
	(2,384)	(2,635)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)
Movements in temporary differences during the year were as follows:

As at	March 31, 2024
	Opening balance	Recognized in earnings	Recognized in equity	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	18,240	(8,308)	—	—	—	9,932
Lease liabilities	4,907	(1,854)	—	—	—	3,053
Deferred financing costs	484	(89)	—	—	—	395
Total deferred tax assets	23,631	(10,251)	—	—	—	13,380
Intangibles and goodwill	(16,140)	7,652	—	—	(5)	(8,493)
Tax credits and other	(7,580)	1,794	—	—	—	(5,786)
Right-of-use assets	(2,546)	1,061	—	—	—	(1,485)
Total deferred tax liability	(26,266)	10,507	—	—	(5)	(15,764)
Net carrying amount	(2,635)	256	—	—	(5)	(2,384)

As at	March 31, 2023
	Opening balance	Recognized in earnings	Recognized in equity	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	17,268	972	—	—	—	18,240
Lease liabilities	4,562	345	—	—	—	4,907
Deferred financing costs	576	(102)	10	—	—	484
Total deferred tax assets	22,406	1,215	10	—	—	23,631
Intangibles and goodwill	(15,439)	6,055	—	(6,519)	(237)	(16,140)
Tax credits and other	(6,659)	(921)	—	—	—	(7,580)
Right-of-use assets	(3,023)	477	—	—	—	(2,546)
Total deferred tax liability	(25,121)	5,611	—	(6,519)	(237)	(26,266)
Net carrying amount	(2,715)	6,826	10	(6,519)	(237)	(2,635)

During the year ended March 31, 2023, the Company recognized a deferred tax asset in the amount of $6,470,000 that was probable of being realized as a result of the deferred tax liability recognized pursuant to the Datum Acquisition (note 4). The recognized deferred tax asset relates to previous years' net operating losses of the Company in the U.S. available for carryforwards as at July 1, 2022 in the amount of approximately $24,359,000 that was previously not recognized.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date	Canada
$
2039	922
2040	390
2041	2,075
2042	3,516
2043	3,603
2044	802
11,308

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (a)	USA
$
2037	13,344
Indefinite	15,682
29,026

(a) Net operating losses amounting to $20,316,000, of which $13,344,000 will expire in 2037, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater Technology Inc. In addition, the Company has i) state losses amounting to approximately $51,633,000 (with expiry dates ranging from 2025 to 2044) and ii) net deductible temporary differences totaling approximately $18,998,000 for which no deferred tax benefit has been recognized.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL
AUTHORIZED
As at March 31, 2024 and 2023, the Company’s authorized share capital consisted of an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.
NCIB
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,411,570 (previously 2,491,128) Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023.
The NCIB commenced on September 20, 2023 and will end on the earlier of September 19, 2024 (previously between September 20, 2022 and September 19, 2023) and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise decide not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allows the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
ISSUED
The following table presents information concerning issued share capital activity for the year ended March 31, 2024:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	87,871,568	307,110	7,324,248	4,857
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,421	1,924	—	—
Conversion of shares	50,000	33	(50,000)	(33)
Shares purchased for cancellation	(493,878)	(1,724)	—	—
Exercise of stock options	2,500	8	—	—
Settlement of DSUs	73,682	201	—	—
Settlement of RSUs	14,707	33	—	—
Ending balance	88,141,000	307,585	7,274,248	4,824

During the year ended March 31, 2024, the following transactions occurred:
•As part of the Datum Acquisition, 622,421 Subordinate Voting Shares, with a total value of $1,924,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration.
•50,000 Class B multiple voting shares (“Multiple Voting Shares”) with a carrying value of $33,000 were converted into 50,000 Subordinate Voting Shares by a director of the Company.
•493,878 Subordinate Voting Shares were purchased for cancellation under the Company's NCIB for a total cash consideration of $953,000 and a carrying value of $1,724,000. The excess of the carrying value over the purchase price in the amount of $771,000 was recorded as a reduction to deficit.
•2,500 stock options were exercised and 2,500 Subordinate Voting Shares were issued with a carrying value of $8,000, for cash consideration of $6,000, with $2,000 reclassified from contributed surplus.
•73,682 DSUs were settled and 73,682 Subordinate Voting Shares were issued with a carrying value of $201,000, which was reclassified from contributed surplus.
•14,707 RSUs were settled and 14,707 Subordinate Voting Shares were issued with a carrying value of $33,000, which was reclassified from contributed surplus.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
The following table presents information concerning issued share capital activity for the year ended March 31, 2023:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	85,554,000	300,901	7,171,616	4,321
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	738,382	1,708	—	—
Shares issued in consideration of the Datum Acquisition (note 4)	1,867,262	5,528	—	—
Shares issued in consideration of the acquisition of Trafic 3W inc. (note 4)	83,449	276	—	—
Shares purchased for cancellation	(371,525)	(1,303)	—	—
Exercise of stock options	—	—	152,632	536
Ending balance	87,871,568	307,110	7,324,248	4,857

During the year ended March 31, 2023, the following transactions occurred:
•As part of the acquisition of Matricis Informatique Inc., 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the acquisition of Travercent LLC, 580,500 Subordinate Voting Shares, with a total value of US$819,000 ($1,108,000), reclassified from contributed surplus, were issued as settlement of the third anniversary share consideration.
•As part of the Datum Acquisition (note 4), 1,867,262 Subordinate Voting Shares, with a total fair value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•As part of the Trafic3W Acquisition (note 4), 83,449 Subordinate Voting Shares, with a total fair value of $281,000, were issued. The Company incurred share issue costs in the amount of $7,000, net of deferred income tax of $2,000, for net consideration of $276,000.
•371,525 Subordinate Voting Shares were purchased for cancellation under the Company's NCIB for a total cash consideration of $1,033,000 and a carrying value of $1,303,000. The excess of the carrying value over the purchase price in the amount of $270,000 was recorded to retained earnings.
•152,632 stock options were exercised and 152,632 Multiple Voting Shares were issued with a value of $536,000, for cash consideration of $346,000, with $190,000 reclassified from contributed surplus.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS
Share purchase plan
Under the Company’s share purchase plan, eligible employees may contribute up to 10% of their annual gross salary and the Company matches contributions made by employees up to a maximum percentage, depending on the position held by the employee, of the employee’s gross salary. The employee’s and the Company’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the TSX on behalf of the employee.
Stock options
Under the Company’s LTIP, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company. The LTIP provides that stock options be issued with an exercise price equal to the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the day that is immediately prior to the grant date. Stock options vest as set out in the applicable award agreement between the participant and the Company. Vesting is generally four years from the date of grant and stock options shall be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment, in which case the LTIP provides earlier terms. The LTIP provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the LTIP shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following tables present information concerning outstanding stock options issued by currency:

Year ended	March 31, 2024		March 31, 2023
	Number of stock options	Weighted average exercise price (CAD)	Number of stock options	Weighted average exercise price (CAD)
		$		$
Beginning balance	3,400,696	3.23	3,079,598	3.19
Granted	—	—	626,230	3.25
Forfeited	(57,250)	3.32	(67,500)	3.60
Expired	(22,750)	3.71	(85,000)	3.65
Exercised	—	—	(152,632)	2.27
Ending balance	3,320,696	3.22	3,400,696	3.23
Exercisable at year end	1,932,064	3.34	1,464,014	3.42

Year ended	March 31, 2024		March 31, 2023
	Number of stock options	Weighted average exercise price (USD)	Number of stock options	Weighted average exercise price (USD)
		$		$
Beginning balance	1,084,175	2.55	1,004,484	2.63
Granted	—	—	265,125	2.50
Forfeited	(52,100)	2.44	(94,475)	2.91
Expired	(13,000)	3.23	(90,959)	2.92
Exercised	(2,500)	1.67	—	—
Ending balance	1,016,575	2.55	1,084,175	2.55
Exercisable at year end	509,525	2.66	284,400	2.81

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
Included in the 1,932,064 (2023 - 1,464,014) exercisable stock options issued in Canadian dollars, 505,264 (2023 - 505,264) stock options are available to purchase Multiple Voting Shares as at March 31, 2024. No further stock options to purchase Multiple Voting Shares may be issued as per the stock options plan.
During the year ended March 31, 2024, the weighted average share price at the date of exercise of stock options was $2.45 (2023 - $2.66).
The Company did not grant stock options during the year ended March 31, 2024.
On June 21, 2022, the Company issued 626,230 and 265,125 stock options, to purchase a total of 891,355 Subordinate Voting Shares, at grant date fair values of $1.38 and US$1.06, respectively.
The assumptions used to determine the 2023 stock options grant date fair values using the Black-Scholes stock option pricing model were as follows:

Year ended	March 31, 2023
Weighted average assumptions
Share price	$3.25
Exercise price	$3.25
Risk-free interest rate	3.50%
Expected volatility (a)	35.0%
Dividend yield	—
Expected option life (years)	6.6
Vesting conditions – time (years)	3.3

(a) Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2024		March 31, 2023
Exercise price range (CAD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.90 to 2.55	730,264	4.48	735,264	5.44
2.56 to 2.96	295,000	1.63	295,000	2.63
2.97 to 3.30	1,316,432	7.12	1,366,432	8.15
3.31 to 3.95	550,000	4.47	564,000	5.48
3.96 to 4.55	429,000	4.59	440,000	5.59
	3,320,696	5.29	3,400,696	6.31

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)

As at	March 31, 2024		March 31, 2023
Exercise price range (USD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.67 to 2.25	165,000	6.23	175,000	7.23
2.26 to 2.75	624,825	7.15	665,425	8.20
2.76 to 3.44	226,750	4.96	243,750	5.96
	1,016,575	6.52	1,084,175	7.54

DSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.
Under the SUP, eligible employees of the Company may elect annually to receive up to 50% of their annual bonus in DSUs (“Bonus DSUs”). The Company also grants additional DSUs (“Matching DSUs”) equal to 25% of the Bonus DSUs.
The number of Bonus DSUs to be received by an eligible employee is determined by dividing the amount of the eligible employee’s bonus to be paid in the form of Bonus DSUs on the date on which the bonus is payable to the eligible employee (the “Award Date”) by the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the date that is immediately prior to the Award Date. Bonus DSUs vest as of the Award Date. Matching DSUs vest one year following the Award Date.
The following table presents information concerning the outstanding number of DSUs for the respective years:

Year ended	March 31,
	2024	2023
Beginning balance	666,974	439,521
Granted to non-employee directors	280,100	227,453
Granted to employees	304,688	—
Settled	(73,682)	—
Ending balance	1,178,080	666,974

During the year ended March 31, 2024, 280,100 (2023 - 227,453) fully vested DSUs, in aggregate, were granted under the LTIP to non-employee directors of the Company at a weighted average grant date fair value of $2.01 (2023 - $2.55), per DSU, for an aggregate fair value of $563,000 (2023 - $579,000).
During the year ended March 31, 2024, 304,688 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $2.30, per DSU, for an aggregate fair value of $701,000. Share-based compensation expense was recorded as at March 31, 2023 as the related services were performed and the performance conditions were met at that date.
During the year ended March 31, 2024, 73,682 DSUs issued under the LTIP were settled through the issuance of 73,682 Subordinate Voting Shares, with a carrying value of $201,000.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
As at March 31, 2024, included in the 1,178,080 DSUs are 873,392 DSUs issued under the LTIP and 304,688 DSUs issued under the SUP.
RSUs
Under the Incentive Plans, the Board, subject to the provisions of the Incentive Plans and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to eligible employees (and directors per the LTIP) of the Company. Unless otherwise specified by the Board at the time of grant, RSUs granted under the LTIP vest on the third anniversary of the date of grant and discretionary RSUs granted under the SUP vest on December 15th of the second calendar year following the year in which the grant occurs. Under both the LTIP and SUP, RSUs will be settled as soon as practicable following vesting.
The following table presents information concerning the outstanding number of RSUs for the respective years:

Year ended	March 31,
	2024	2023
Beginning balance	181,498	181,498
Granted	349,700	—
Settled	(181,498)	—
Ending balance	349,700	181,498

During the year ended March 31, 2024, 349,700 RSUs, in aggregate, vesting over three years from the date of grant, were granted under the SUP at an average grant date fair value of $2.23, per RSU, for an aggregate fair value of $780,000.
During the year ended March 31, 2024, 181,498 RSUs issued under the LTIP were settled. 14,707 RSUs were settled through the issuance of 14,707 Subordinate Voting Shares, with a carrying value of $33,000. The balance was settled for a total cash consideration of $371,000.
As at March 31, 2024, all 349,700 RSUs were issued under the SUP.
PSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board.
The following table presents information concerning the outstanding number of PSUs for the respective years:

Year ended	March 31,
	2024	2023
Beginning balance	855,383	332,263
Granted	1,349,752	528,120
Forfeited	(48,608)	(5,000)
Ending balance	2,156,527	855,383

During the year ended March 31, 2024, 1,349,752 (2023 - 528,120) PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $2.30 (2023 - $3.25), per PSU, for an aggregate fair value of $3,104,000 (2023 - $1,716,000).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
As at March 31, 2024, all 2,156,527 PSUs were issued under the LTIP.
Share-Based Compensation expense
Total share-based compensation expense for the years ended March 31, 2024 and 2023 is summarized as follows:

Year ended	March 31,
	2024	2023
	$	$
Stock options	594	1,262
Share purchase plan – employer contribution	1,394	1,372
Share-based compensation granted on business acquisitions (a)	2,099	2,995
DSUs	600	1,250
RSUs	363	—
PSUs	1,207	1,233
	6,257	8,112

(a) Excludes the portion of the contingent consideration payable to be settled in shares (note 20).
The share-based compensation granted on business acquisitions includes the following:
•In relation to the Subordinate Voting Shares to be issued as part of the Datum Acquisition, an amount of $2,099,000 (2023 - $2,644,000);
•In relation to the Subordinate Voting Shares to be issued as part of the acquisition of Matricis Informatique Inc., an amount of nil (2023 - $100,000); and
•In relation to the Subordinate Voting Shares to be issued as part of the acquisition of Travercent LLC, an amount of nil (2023 - $251,000).
15. COMMITMENTS AND CONTINGENCIES
Contingencies
From time to time, the Company may become involved in various claims and litigation as part of its normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Company’s financial position and results of operations. Claims for which there is a probable unfavorable outcome are recorded in provisions.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
15. COMMITMENTS AND CONTINGENCIES (CONT’D)
Operating commitments
Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

Year ended	March 31, 2024
Technology licenses, infrastructure and other	Total
$
2025	6,725
2026	3,096
2027	1,660
2028	1,009
Thereafter	2,070
14,560

16. RELATED PARTIES
Ultimate controlling party
As at March 31, 2024, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.6% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.
Transactions with directors and key management personnel
Key management includes members of the Company’s Executive Committee and certain other key management personnel. Key management of Alithya participate in the share purchase plan and the Incentive Plans. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,
	2024	2023
	$	$
Director compensation, and key management salaries and benefits (a)	4,100	4,101
Share-based compensation	2,106	3,081
	6,206	7,182

(a) Salaries and benefits include short-term incentive compensation.

In addition to the above amounts, the Company is committed to pay incremental benefits to certain members of key management up to $6,433,000 (2023 - $6,624,000) in the event of a change of control and/or termination without cause.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
16. RELATED PARTIES (CONT’D)
Operating transactions with key management personnel
In the normal course of operations, the Company incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at March 31, 2024, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Company on September 14, 2022.

Year ended	March 31,
	2024	2023
	$	$
Revenues (a)	—	6,811

(a) Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
17. EARNINGS (LOSS) PER SHARE

Year ended	March 31,
	2024	2023
	$	$
Net loss	(16,660)	(30,097)

Weighted average number of Shares outstanding	95,527,385	94,178,549
Basic and diluted loss per share	(0.17)	(0.32)

The potentially dilutive outstanding equity instruments, which are DSUs, PSUs and options mentioned in Note 14 granted under the LTIP and certain shares to be issued as part of anniversary payments related to business acquisition, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
18. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

As at	March 31, 2024			March 31, 2023
	Contingent consideration	Long-term debt	Total	Contingent consideration	Long-term debt	Total
	$	$	$	$	$	$
Beginning balance	7,037	127,190	134,227	—	106,676	106,676
Repayment	—	(159,110)	(159,110)	—	(97,518)	(97,518)
Proceeds	—	148,340	148,340	—	98,682	98,682
Total cash flow	—	(10,770)	(10,770)	—	1,164	1,164
Business acquisition (note 4)	—	—	—	7,037	11,053	18,090
Changes in estimate (note 4, 20)	(2,962)	—	(2,962)	—	—	—
Amortization of finance costs	—	426	426	—	430	430
Interest accretion on balances of purchase payable	—	384	384	—	784	784
Impacts of foreign exchange	7	152	159	—	7,083	7,083
Total non-cash	(2,955)	962	(1,993)	7,037	19,350	26,387
Ending balance	4,082	117,382	121,464	7,037	127,190	134,227

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
19. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

Year ended	March 31,
	2024	2023
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	431,543	469,210
Government assistance in the form of tax credits (a)	(8,467)	(10,686)
Licenses and telecommunications	13,915	12,692
Professional fees	9,010	7,496
Other expenses	15,910	15,979
Impairment of property and equipment and right-of-use assets (note 6,7) (b)	1,462	2,758
Depreciation of property and equipment	3,338	2,807
Depreciation of right-of-use assets	2,575	3,729
	469,286	503,985

Expenses by Function
Cost of revenues	341,815	370,927
Selling, general and administrative expenses	121,558	126,522
Depreciation	5,913	6,536
	469,286	503,985

(a) Tax credits are included in cost of revenues.
(b) Includes derecognition of right-of-use assets, remeasurement of lease liabilities and certain costs related to lease termination.

20. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS

Year ended	March 31,
	2024	2023
	$	$
Acquisition costs (a)	263	1,554
Integration costs (b)	2,096	2,189
Reorganization costs (c)	4,377	4,582
Employee compensation on business acquisition (note 4) (d)	475	597
Contingent consideration (note 4) (e)	(3,827)	9,157
	3,384	18,079

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions (note 4).
(b) For the year ended March 31, 2024, integration costs referred mainly to retention bonuses and common area expenses on vacated premises in relation to business acquisitions (2023 - mostly for $939,000 for impairment of right-of-use assets previously acquired as part of business combinations (note 7)).
(c) Reorganization costs consisted of employee termination costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum Acquisition (note 4).
(e) Contingent consideration includes recoveries from changes in the estimated amount payable of $(2,962,000) (2023 - expenses of $7,037,000) related to the portion payable in cash and $(865,000) (2023 - expenses of $2,120,000) related to the portion to be settled in shares as per the earn-out consideration of the Datum Acquisition (note 4).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
21. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

Year ended	March 31,
	2024	2023
	$	$
Interest on long-term debt	10,831	7,087
Interest on lease liabilities	664	825
Amortization of finance costs	426	430
Interest accretion on balances of purchase price payable	384	784
Financing fees	220	558
Interest income	(668)	(349)
	11,857	9,335

22. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows :

As at	March 31,
	2024	2023
	$	$
Accounts receivable and other receivables	(6,243)	15,750
Unbilled revenues	8,496	(4,482)
Tax credits receivable	1,168	(1,606)
Prepaids	614	(940)
Other assets	(213)	103
Accounts payable and accrued liabilities	(17,054)	(6,159)
Deferred revenues	2,988	(366)
	(10,244)	2,300

During the year ended March 31, 2024, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $557,000 (2023 - $293,000).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has three operating and reportable segments: Canada, U.S. and International.
The Company's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization, and foreign exchange loss (gain).
The accounting policies of each reportable segment are the same as described in Note 3. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Company's operations based on reportable segments:

Year ended	March 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	277,544	192,493	21,088	491,125
Operating income by segment	32,913	32,830	2,480	68,223
Head office general and administrative expenses				40,471
Business acquisition, integration and reorganization costs				3,384
Foreign exchange loss				102
Operating income before depreciation and amortization				24,266
Depreciation and amortization				29,008
Operating loss				(4,742)

Year ended	March 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	312,349	189,883	20,469	522,701
Operating income by segment	35,964	26,736	2,953	65,653
Head office general and administrative expenses				40,401
Business acquisition, integration and reorganization costs				18,079
Foreign exchange loss				159
Operating income before depreciation and amortization				7,014
Depreciation and amortization				34,033
Operating loss				(27,019)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)
Long-lived assets by geographic location
The following table presents the total net book value of the Company’s long-lived assets by geographic location:

As at	March 31,
	2024		2023
	$	%	$	%
Canada	123,981	48.1	138,450	47.9
U.S.	132,366	51.3	148,316	51.4
International	1,615	0.6	2,039	0.7
	257,962	100.0	288,805	100.0

Information about revenues and deferred revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

Year ended	March 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	241,422	108,217	18,609	368,248
Enterprise transformation services - fixed-fee arrangements	23,604	37,382	2,479	63,465
Business enablement services	12,518	46,894	—	59,412
	277,544	192,493	21,088	491,125

Year ended	March 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	264,542	115,145	18,263	397,950
Enterprise transformation services - fixed-fee arrangements	34,062	25,834	2,201	62,097
Business enablement services	13,745	48,904	5	62,654
	312,349	189,883	20,469	522,701

(a) Including $106,826,000 of time and materials arrangements applying the Input Method.
During the years ended March 31, 2024 and 2023, significantly all amounts included in the opening balance of deferred revenues were recognized as revenue.
Major customer
During the year ended March 31, 2024, one Canadian client generated more than 10% of total revenues for $52,916,000 (2023 - two Canadian clients generated individually more than 10% of total revenues for $109,743,000). As at March 31, 2024, no customer represented more than 10% of total accounts receivable and other receivables (2023 - one major customer amounted to $10,777,000 or 11.7%).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. REMAINING PERFORMANCE OBLIGATIONS
Remaining performance obligations relate to the Company’s performance obligations that are partially or fully unsatisfied under signed time and materials arrangements applying the Input Method and fixed-fee arrangements. When estimating minimum transaction prices allocated to the remaining unsatisfied, or partially unsatisfied, performance obligations, the Company applied the practical expedient to not disclose information about remaining performance obligations if the underlying contract has an original expected duration of one year or less and for those contracts where the Company bills the same value as that which is transferred to the customer.

The amount of the selling price allocated to remaining performance obligations as at March 31, 2024 is $80,781,000 (2023 - $30,989,000) and is expected to be recognized as revenue within a weighted average of 2.7 years (2023 - 1.6 years).
25. FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities, contingent consideration and long-term debt. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they deem necessary.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fluctuations in interest rates with respect to its variable rate on long-term debts. The Company's financial instruments bearing interest at variable rates are as follows:

As at	March 31,
	2024	2023
	$	$
Credit Facility (note 11)	81,073	82,512
Secured loans (note 11)	8,537	13,192
	89,610	95,704

On August 30, 2022, the Company entered into, and designated as an effective hedging instrument, an interest rate swap for a nominal amount of $30,000,000, maturing on August 30, 2025, to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Company pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair market value of the interest rate swap agreement as at March 31, 2024 and 2023 was insignificant.
For the year ended March 31, 2024, the Company has determined that a reasonably possible increase or decrease of 100 basis points in interest rates on the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It was performed on the same basis for the year ended March 31, 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s activities are financed through a combination of cash flows from operations, borrowings under the existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Company’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. As at March 31, 2024, the Company has an unused capacity of $58,927,000 (2023 - $37,449,000) under its Credit Facility of $140,000,000 (2023 - $125,000,000).
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities.

As at	March 31, 2024
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	41,751	41,751	41,751	—	—	—
Contingent consideration	4,082	4,358	—	4,358	—	—
Credit Facility	81,073	93,444	6,065	6,306	81,073	—
Secured loans	8,537	8,580	8,580	—	—	—
Subordinated unsecured loans	20,000	23,871	1,310	1,608	20,953	—
Balance of purchase price payable	8,172	8,436	4,218	4,218	—	—
Lease liabilities	11,520	12,615	4,559	2,750	3,981	1,325
	175,135	193,055	66,483	19,240	106,007	1,325

As at	March 31, 2023
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	53,145	53,145	53,145	—	—	—
Contingent consideration	9,157	9,565	—	8,826	739	—
Credit Facility	82,512	88,436	5,924	82,512	—	—
Secured loans	13,192	14,226	9,398	4,828	—	—
Subordinated unsecured loans	20,000	23,275	1,310	1,310	20,655	—
Balance of purchase price payable	11,993	12,642	4,214	4,214	4,214	—
Lease liabilities	18,516	20,499	4,545	5,219	7,197	3,538
	208,515	221,788	78,536	106,909	32,805	3,538

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. As at March 31, 2024 and 2023, the Company's credit risk exposure consists mainly of the carrying amounts of cash held with major Canadian banks, accounts receivable and other receivables, unbilled revenues and other assets. The carrying amounts of financial assets and unbilled revenues represent the maximum credit exposure.
Impairment losses recognized in profit or loss were not significant in both 2024 and 2023.
The credit risk in respect of cash balances is minimal as they are held with reputable financial institutions.
With respect to trade accounts receivable, unbilled revenues and other assets, the Company’s credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, the Company has a large and diversified client base from clients engaged in various industries, including banks with high credit-ratings, government agencies, telecommunications and retails. Historically, the Company has not made any significant write-offs.
In order to manage its exposure to credit risk and assess credit quality, the Company established a credit policy under which collection of trade accounts receivable is a priority. Each new customer is analyzed individually for creditworthiness before the Company enters into a contract. The financial stability and liquidity of customers are assessed on a regular basis, which include the review of default risk associated with the industry in which customers operate. No significant adjustments were made to expected credit losses in connection with this assessment. The Company also limits its exposure by setting credit limits when deemed necessary.
The Company recognizes an impairment loss allowance for expected credit losses (“ECLs”) on trade accounts receivable and unbilled revenues, using an estimate of credit losses. The Company establishes an impairment loss allowance on a collective and individual assessment basis, by considering its historical experience, external indicators and forward-looking information. If actual credit losses differ from estimates, future earnings would be affected. In its assessment of the impairment loss allowance, the Company considered the economic impact resulting from the rising levels of inflation and increased borrowing rates on its ECL assessment, including the risk of default of its customers given the continued economic uncertainty. As at March 31, 2024 and 2023, allowance for ECLs was not significant.
The following table provides information about the exposure to credit risk for trade accounts receivable:

As at	March 31,
	2024	2023
	$	$
Current	65,907	65,682
0-30 days	26,726	19,544
31-60 days	979	1,690
61-90 days	2,191	852
Over 90 days	2,543	2,239
	98,346	90,007

The unbilled revenues are substantially all current in nature.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Currency risk
The Company is exposed to foreign currency risk on financial instruments denominated in currencies which are different from the respective functional currencies of the subsidiaries. The currency in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on the Company’s exposure to currency risk.
The summary quantitative data about the Company’s exposure to currency risk for the significant exchange rates is as follow, expressed in Canadian dollars:

As at	March 31,
	2024	2023
	$	$
Cash	16	3,662
Accounts receivable and other receivables	901	325
Accounts payable and accrued liabilities	(1,865)	(1,449)
Contingent consideration	(4,082)	(2,120)
Intercompany receivable net of Credit Facility (Credit Facility net of intercompany receivable)	6,252	(759)
Balance of purchase price payable	(1,721)	(2,525)
Net statement of financial position exposure	(499)	(2,866)

The following table illustrates the sensitivity of profit and equity in regards to the Company’s financial assets and financial liabilities and the USD/Canadian dollar exchange rate ‘all other things being equal’. It assumes a +/-5% change of the USD/Canadian dollar exchange rate for the year ended March 31, 2024 (2023: +/-13%). This percentage has been determined based on the average market volatility of the exchange rate in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollars			Strengthening	Weakening
As at March 31, 2024
USD	5%	Movement	(18)	18
As at March 31, 2023
USD	13%	Movement	(278)	278
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
The carrying amounts of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (level 2). For both 2024 and 2023, the Company has determined that the fair values of the Credit Facility, the secured loans, the subordinated unsecured loan and the balance of purchase price payable are not significantly different than their carrying amounts.
The following table summarizes their carrying amounts:

As at	March 31,
	2024	2023
	$	$
Credit Facility	81,073	82,512
Secured loans	8,537	13,192
Subordinated unsecured loans	20,000	20,000
Balance of purchase price payable	8,172	11,993
	117,782	127,697

26. CAPITAL DISCLOSURES
The Company's capital consists of cash, long-term debt, contingent consideration and total shareholders’ equity. The Company's main objectives when managing capital are:
•to provide a strong capital base in order to maintain shareholder, creditor and stakeholder confidence and to sustain future growth development of the business;
•to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations;
•to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•to provide a rewarding return on investment to shareholders.
In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and availability under the Credit Facility. Alithya manages its capital structure and may make adjustments to it in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Company may purchase shares from existing shareholders, issue new shares, issue new debt (including issuing new debt to replace existing debt with different characteristics), or reduce the amount of existing debt.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
26. CAPITAL DISCLOSURES (CONT’D)
Total capital as at March 31, 2024 and 2023 is calculated as follows:

As at	March 31,
	2024	2023
	$	$
Cash	(8,859)	(22,583)
Current portion of long-term debt	12,687	12,808
Contingent consideration	4,082	7,037
Long-term debt	104,695	114,382
Share capital	312,409	311,967
Deficit	(157,370)	(141,481)
Accumulated other comprehensive income	4,606	4,610
Contributed surplus	15,559	14,092
	287,809	300,832

The Company monitors capital using a number of financial metrics, including but not limited to:
•the senior debt to Adjusted EBITDA (defined as earnings before income tax expense (recovery), net financial expenses, foreign exchange, depreciation, amortization, impairment, share-based compensation and non-recurring costs) ratio, defined as senior debt to 12-month trailing Adjusted EBITDA (as defined in the Credit Facility);
•the total debt to Adjusted EBITDA ratio, defined as total debt to 12-month trailing Adjusted EBITDA; and
•the fixed charge coverage ratio, defined as Adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.
The Company uses operating income, Adjusted EBITDA, Adjusted Net Earnings (defined as net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and the income tax effects of these items) and cash flow from operations as measurements to monitor operating performance. Adjusted EBITDA, Adjusted EBITDA ratio and Adjusted Net Earnings, as presented, are not recognized for financial statement presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.
The continued availability of the Credit Facility is subject to the Company’s ability to maintain certain debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.
The Company is subject to financial covenants pursuant to the Credit Facility agreement, which are measured on a quarterly basis. The covenants are senior debt to Adjusted EBITDA, total debt to Adjusted EBITDA and fixed charge coverage ratios. The Company was in compliance with all such covenants at March 31, 2024 and 2023.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2024 and 2023.	| 61